UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), and in connection with such notice submits the following information:

Name:	Connector Capital Corporation

Address of Principal Business Office:	970 West Broadway

PMB 402, PO Box 30000

Jackson, Wyoming 83002

Telephone Number:	(307) 633-2831

Name and Address of Agent

For Service of Process:	Jonathan J. Ledecky

Chief Executive Officer

Connector Capital Corporation

970 West Broadway

PMB 402, PO Box 30000

Jackson, Wyoming 83002

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety (90) days of the date of this filing. The undersigned company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Jackson, in the State of Wyoming on the 17th day of April, 2012.

CONNECTOR CAPITAL CORPORATION

By:	/s/ Jonathan J. Ledecky
	Name:	Jonathan J. Ledecky
	Title:	Chief Executive Officer

Attest:	/s/ David Ledecky
	Name:	David Ledecky
	Title:	Corporate Secretary